Eaton & Van Winkle llp

3 Park Avenue
New York, New York 10016

Vincent J. McGill
Partner
Telephone:  (212) 779-9910
Direct:  (212) 561-3604
Fax:  (212) 779-9928
E-mail: vmcgill@evw.com

June 13, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Tonya Aldave

Re.	Air Industries Group, Inc. Revised Preliminary Schedule 14A File No. 000-29245

Dear Ms. Aldave:

I do not believe that the “say-on-pay” proposals set forth in Item 21(a) of Schedule 14A are applicable to the revised preliminary proxy statement filed by our client, Air Industries Group, Inc. (the “Company”), on June 11, 2013 (the “June 11 Filing”) since it is an “emerging growth company.”

Although the “say and pay” proposals are mandated by Section 14A (a)(1) and (2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are now applicable to smaller reporting issuers, Section 14A (e)(2) of the Exchange Act specifically exempts “emerging growth companies” from the requirements of Section 14A (a)(1) and (2), as set forth below:

“(2) Treatment of emerging growth companies
(A) In general
An emerging growth company shall be exempt from the requirements of subsections (a) and (b).”

Section 3(a) (80) of the Exchange Act defines a “emerging growth company” as follows:

“80)   Emerging growth company.—The term “emerging growth company” means an issuer that had total annual gross revenues of less than $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) during its most recently completed fiscal year. An issuer that is an emerging growth company as of the first day of that fiscal year shall continue to be deemed an emerging growth company until the earliest of—

(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;
(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under the Securities Act of 1933;
(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or
(D) the date on which such issuer is deemed to be a “large accelerated filer”, as defined in section 240.12b–2 of title 17, Code of Federal Regulations, or any successor thereto.”

The Company believes that it qualifies as an emerging growth company, and has so stated in its Form 10 registering its common stock under Section 12(g) of the Exchange Act, as amended, its annual report on Form 10-K for the year ended December 31, 2012 and its registration statement on Form S-1 (Registration No. 333-188228), which was declared effective on May 9, 2013.

The Company’s net revenues for the year ended December 31, 2012, were $64,215,000. No sale of the Company’s common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, occurred on or before December 8, 2011.

In view of the foregoing, I am submitting a revised preliminary Schedule 14A (Amendment No. 2) in connection with the Company’s Annual Meeting of Stockholders scheduled for July 29, 2013, which deletes the material included in the July 11 Filing concerning the “say-on pay” proposals (Proposals Five and Six).

Please direct your comments, if any, or questions concerning this filing to the undersigned (212) 561-3604, or in my absence, Mark Orenstein (212) 561-3638, or fax them to (212) 779-9928, 9930 or 9931.

Very truly yours, /s/ Vincent J. McGill